
N
Sherridon
Dunlop HOA and
Hudson Bay Exploration
and Development
West Red Lake
Bachelor Lake
Duport
Vancouver
Winnipeg
Toronto
0
500
1,000
kilometres
Mineral Interests
Date: May 14, 2007
Scale: 1:3 000 000
Halo Resources Ltd